Exhibit 99.2
SHOPIFY INC.
Annual Meeting of Shareholders

Report of Voting Results

Following the annual meeting of shareholders of Shopify Inc. (the "Company") held on June 27, 2023 (the "Meeting"), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1.Election of Directors

The eight (8) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes for	% of Votes for	Votes Against	% of Votes Against
Tobias Lütke	1,568,508,234	98.28%	27,504,887	1.72%
Robert Ashe	1,325,747,830	83.07%	270,265,291	16.93%
Gail Goodman	1,475,541,861	92.45%	120,471,260	7.55%
Colleen Johnston	1,455,522,600	91.20%	140,490,521	8.80%
Jeremy Levine	1,453,651,526	91.08%	142,361,595	8.92%
Toby Shannan	1,585,387,850	99.33%	10,625,271	0.67%
Fidji Simo	1,542,193,524	96.63%	53,819,598	3.37%
Bret Taylor	1,593,954,754	99.87%	2,058,368	0.13%

2.Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the Company's auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors' compensation. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,690,442,879	99.59%	7,034,489	0.41%

3.Advisory Vote on Executive Compensation

The advisory resolution on the Company's approach to executive compensation was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,236,067,123	77.45%	359,945,998	22.55%

Dated this 27th day of June, 2023.

SHOPIFY INC.

/s/ Jessica Hertz

Per:     Jessica Hertz
    General Counsel